BTQ Announces Participation and Sponsorship at CfC St. Moritz Conference

● BTQ Technologies Inc. announces its participation and sponsorship at CfC St. Moritz, a premier digital assets and blockchain conference for investors and decision-makers in the Swiss Alps.

● Christopher Tam, BTQ's Head of Partnerships, will lead a workshop titled "Future-Proofing Digital Assets: Exploring the Sustainability of Digital Assets in the Quantum Era," focusing on the challenges and potential of post-quantum cryptography (PQC).

● The conference, featuring sponsors like Algorand Foundation, Kraken, and others, will serve as a crucial platform for discussions on digital assets, blockchain, and traditional finance, highlighting the importance of quantum technology in the future of digital assets.

VANCOUVER, BC, December 29, 2023 -- BTQ Technologies Inc. (the "Company" or "BTQ") (NEO: BTQ, FSE:NG3, OTCQX:BTQQF), a global quantum technology company focused on securing mission critical networks, is pleased to announce its participation and sponsorship at the upcoming CfC St. Moritz, a highly curated digital assets and blockchain conference for investors and decision-makers, set in the Swiss Alps from January 10 -12, 2024.

Christopher Tam, BTQ's Head of Partnerships, will represent BTQ at the conference. Mr. Tam's workshop, titled "Future-Proofing Digital Assets: Exploring the Sustainability of Digital Assets in the Quantum Era," promises to be a highlight of the event. Mr. Tam will explore the challenges and potential of post-quantum cryptography (PQC), aiming to equip the audience with insights into the quantum security of decentralized networks.

This year's CfC St. Moritz is set to be a pivotal gathering, with a focus on the intersection of traditional finance and the burgeoning crypto industry. Over three days, selected opinion leaders, investors, governmental representatives, and experts from academia and decentralized organizations will engage in in-depth discussions and exchange knowledge on digital assets, blockchain, and traditional finance.

BTQ's involvement, alongside other prominent sponsors like Algorand Foundation, Kraken, Galaxy Digital, Ripple, Bitcoin Suisse, ZK Sync, and Julius Baer, highlights the importance of this event in shaping the future of digital assets, especially in light of emerging quantum technologies. The conference offers a critical platform for BTQ to share its expertise in post-quantum cryptography (PQC) and the quantum security of decentralized networks.

For more information about BTQ's participation in the CfC St. Moritz and their contributions to the field of digital assets and blockchain technology, please visit https://cfc-stmoritz.com/.

About CfC St. Moritz

An intimate circle of selected opinion leaders and investors in the truly private and unique setting of the Swiss Alps. For over 6 years, the application-only conference fosters a culture of genuine connection and deliberately admits a maximum of only 250 international UHNWI, family offices, funds, and institutional investors, uniting the traditional finance sector and the crypto industry in the heart of the snowy Engadin valley.

During three days, opinion leaders and high-ranking representatives from governmental and supranational bodies, the private sector, academia, and decentralized organizations exchange their knowledge on digital assets, blockchain and traditional finance in various formats on- and off-stage. For more information, please visit https://cfc-stmoritz.com/

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information:

E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither the NEO nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.